EXHIBIT 21.1
SUBSIDIARIES OF BIOMED REALTY TRUST, INC. AS OF DECEMBER 31, 2005:

Name	Jurisdiction of Formation/ Incorporation
BioMed Realty, L.P.	Maryland
BMR-145 King of Prussia Road GP LLC	Delaware
BMR-145 King of Prussia Road LP	Delaware
The list above excludes consolidated wholly-owned subsidiaries carrying on the same line of business (the ownership and operation of commercial real estate). The list also excludes other subsidiaries which, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary as of December 31, 2005. A total of 42 subsidiaries have been excluded, each of which operates in the United States.